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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BRYLANE INC.
                               ------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                      ------------------------------------
                         (Title of Class of Securities)

                                   117661 10 8
                                ----------------
                                 (CUSIP Number)


                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                  --------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 MARCH 10, 1999
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


                         (Continued on following pages)

                                Page 1 of 7 Pages

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
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CUSIP No. 117661 10 8                13D                      Page 2 of 7 Pages
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1        NAME OF REPORTING PERSON
            PINAULT - PRINTEMPS - REDOUTE S.A.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
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3        SEC USE ONLY                                                        [ ]
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4        SOURCE OF FUNDS*
            BK
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
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6        CITIZENSHIP OR PLACE ORGANIZATION
                    FRANCE
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NUMBER OF
               7         SOLE VOTING POWER
SHARES                        8,617,017
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BENEFICIALLY   8         SHARED VOTING POWER
                              - 0 -
OWNED BY       -----------------------------------------------------------------
               9         SOLE DISPOSITIVE POWER
EACH                          8,617,017
               -----------------------------------------------------------------
REPORTING      10        SHARED DISPOSITIVE POWER
                              - 0 -
PERSON WITH
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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,617,017
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12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]
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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    49.9%
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14             TYPE OF REPORTING PERSON*
                    CO
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                      *See instructions before filling out

          This Amendment No. 7 is filed by Pinault-Printemps-Redoute S.A. a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on April 13, 1998 by PPR, as previously amended (the "Schedule 13D"). This Amendment No. 7 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brylane Inc., a Delaware corporation ("Brylane"). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Schedule13D.

          As described more fully below, on March 10, 1999, PPR, Buttons Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of PPR (the "Purchaser"), and Brylane entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which PPR shall acquire, subject to the terms and conditions set forth in the Merger Agreement, all of the outstanding shares of Common Stock not beneficially owned by PPR. As a result of the proposed transaction, Brylane would become a wholly owned, indirect subsidiary of PPR.


ITEM 2.   IDENTITY AND BACKGROUND.

          No material change except as set forth below.

          (a), (b), (c) and (f). PPR is also filing this statement on behalf of the Purchaser.

          The principal business address of the Purchaser is c/o Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019.

          Exhibit 1 sets forth with respect to each executive officer and director of the Purchaser such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

          (d) and (e). Neither the Purchaser nor any of the persons named in
Exhibit 1 as an executive officer or director of the Purchaser has been convicted in a criminal proceeding during the last five years; nor has any of said parties been a party to a civil proceeding of a court of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 4.   PURPOSE OF TRANSACTION.

          No material change except as set forth above and below.

          On March 10, 1999, PPR, the Purchaser and Brylane, as a result of negotiations that occurred following PPR's December 2, 1998 announcement of its proposal to acquire all of the outstanding shares of Common Stock not beneficially owned by PPR for a price of $20 per share, entered into the Merger Agreement which provides for, among other matters, the Purchaser to make a tender offer at $24.50 per share to acquire all of the outstanding shares of




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


Common Stock not beneficially owned by PPR. For information with respect to the Merger Agreement, see Item 6 and Exhibit 4.

          On March 10, 1999, PPR and Brylane issued a joint press release announcing the signing of the Merger Agreement. The press release is filed as
Exhibit 2 hereto and is incorporated herein by reference. On March 10, 1999, PPR issued a press release in France announcing the signing of the Merger Agreement. An English translation of such press release is filed as Exhibit 3 hereto and is incorporated herein by reference. The foregoing descriptions of the press releases are qualified in their entireties by reference to such exhibits.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change except as set forth above and below.

          The Merger Agreement provides for, among other matters, and subject to the terms and conditions thereof, the commencement of a tender offer by the Purchaser at $24.50 per share for all of the outstanding shares of Common Stock not beneficially owned by PPR. The Merger Agreement provides that the Purchaser shall not and is not required to accept for payment any shares of Common Stock tendered in the tender offer unless, among other things, there are validly tendered prior to the expiration of the offer that number of shares of Common Stock which, when aggregated with the shares currently beneficially owned by PPR, represent at least 90% of the total number of outstanding shares of Common Stock, on a fully diluted basis, on the date of purchase; provided, that, following the initial expiration date of the tender offer, the Purchaser may accept for payment tendered shares of Common Stock which, when aggregated with the shares currently beneficially owned by PPR, represent at least 75% of the total number of outstanding shares of Common Stock, on a fully diluted basis, on the date of purchase (the "Minimum Condition"). Pursuant to the Merger Agreement, under no circumstances will PPR or the Purchaser waive the Minimum Condition. Following the purchase of shares of Common Stock pursuant to such tender offer, on the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Brylane, with Brylane the surviving corporation of the merger. As a result of the merger, each share of Common Stock (other than any shares held by Parent, the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company and any shares with respect to which appraisal rights have been perfected) will be converted into the right to receive $24.50 in cash, without interest. Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each option to purchase shares of Common Stock, whether or not then exercisable, shall no longer be exercisable and shall entitle the holder thereof who is an employee or director of the Company or any of its subsidiaries at the effective time of the Merger to payments in cash equal to the product of (a) the total number of shares of Common Stock subject or related to such Option, whether or not then vested or exercisable, and (b) the excess of $24.50 over the exercise price per share subject or related to such option. The foregoing description of the Merger Agreement is qualified in its entirety by the Merger Agreement, a copy of which is attached hereto as Exhibit 4 and which is hereby incorporated by reference herein.

          PPR and Brylane have entered into a memorandum of understanding with representatives of the class counsel regarding the proposed settlement of various purported class action lawsuits that had been filed relating to the transaction. The agreement is subject to, among other things, execution of definitive documentation and the approval of the Court of Chancery of the State of Delaware following appropriate proceedings.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following Exhibits are filed as part of this Amendment No. 7 to
Schedule 13D:

Exhibit 1 -    Name, Business Address, and Present Principal Occupation
               of Each Executive Officer and Director of Buttons Acquisition
               Corporation.

Exhibit 2 -    Joint Press Release of PPR and Brylane dated March 10, 1999.

Exhibit 3 -    English  language  translation of Press Release of PPR dated
               March 10, 1999.

Exhibit 4 -    Agreement and Plan of Merger dated as of March 10, 1999,
               by and among PPR, Purchaser and Brylane.


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


                                    SIGNATURE


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


                            PINAULT-PRINTEMPS-REDOUTE, S.A.



                            By:  /s/ Serge Weinberg
                                 ----------------------------
                                 Name:  Serge Weinberg
                                 Title: Chairman and Chief Executive Officer


March 10, 1999

                                  EXHIBIT INDEX


SEQUENTIAL
EXHIBIT NO.                          DESCRIPTION                          PAGE

Exhibit 1  -        Name, Business Address, and Present Principal
                    Occupation of Each Executive Officer and
                    Director of Buttons Acquisition Corporation

Exhibit 2 -         Joint Press Release of PPR and Brylane dated
                    March 10, 1999.

Exhibit 3 -         English language  translation of Press
                    Release of PPR dated March 10, 1999.

Exhibit 4  -        Agreement and Plan of Merger dated as of
                    March 10, 1999, by and among PPR, Purchaser and Brylane.




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